FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	January	……………………………………………… ,	2014

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	January 30, 2014	By ……/s/…… Shinichi Aoyama ………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2013

RESULTS FOR THE FOURTH QUARTER

AND THE FISCAL YEAR ENDED DECEMBER 31, 2013

January 29, 2014

CONSOLIDATED RESULTS

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Year ended December 31, 2013	Year ended December 31, 2012	Change(%)		Year ended December 31, 2013	Year ending December 31, 2014	Change(%)

Net sales	¥3,731,380	¥3,479,788	+	7.2	$35,536,952	¥3,850,000	+	3.2
Operating profit	337,277	323,856	+	4.1	3,212,162	360,000	+	6.7
Income before income taxes	347,604	342,557	+	1.5	3,310,514	360,000	+	3.6
Net income attributable to Canon Inc.	¥230,483	¥224,564	+	2.6	$2,195,076	¥240,000	+	4.1

Net income attributable to Canon Inc. stockholders per share:
- Basic	¥200.78	¥191.34	+	4.9	$1.91	¥211.08	+	5.1
- Diluted	200.78	191.34	+	4.9	1.91	-		-

	Actual
	As of December 31, 2013	As of December 31, 2012	Change(%)		As of December 31, 2013

Total assets	¥4,242,710	¥3,955,503	+	7.3	$40,406,762

Canon Inc. stockholders’ equity	¥2,910,262	¥2,598,026	+	12.0	$27,716,781

Notes: 1. Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

                 2.   U.S. dollar amounts are translated from yen at the rate of JPY 105= U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2013, solely for the convenience of the reader.

NON-CONSOLIDATEDRESULTS
	(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Year ended December 31, 2013	Year ended December 31, 2012	Change(%)		Year ended December 31, 2013

Net sales	¥2,128,798	¥2,113,420	+	0.7	$20,274,267
Operating profit	188,491	198,695	-	5.1	1,795,152
Ordinary profit	236,695	235,728	+	0.4	2,254,238
Net income	¥170,383	¥157,647	+	8.1	$1,622,695

Net income per share:
- Basic	¥148.43	¥134.32	+	10.5	$1.41
- Diluted	148.43	-		-	1.41
Dividend per share	130.00	130.00		-	1.24

	Actual
	As of December 31, 2013	As of December 31, 2012	Change(%)		As of December 31, 2013

Total assets	¥2,385,892	¥2,337,002	+	2.1	$22,722,781

Net assets	¥1,567,030	¥1,594,688	-	1.7	$14,924,095

Notes:

1. U.S. dollar amounts are translated from yen at the rate of JPY 105= U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2013, solely for the convenience of the reader.

2. Diluted net income per share for the year ended December 31, 2012, is not presented because there were no latent shares with a dilution effect.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2013 in Review

Looking back at the global economy in 2013, although the U.S. and Japanese economies began heading toward moderate recoveries during the latter half of the year, the economic downturn in Europe continued to drag on while the economies of emerging countries such as China faced slowdowns. As such, contrary to expectations at the beginning of the year, the global economy remained stagnant. As for exchange rates, the correction of the historic high value of the yen continued, with a trend toward a weaker yen growing increasingly clear.

As for the markets in which Canon operates amid these conditions, owing to the economic slowdown, flat demand led to a continuation of the harsh business environment especially for consumer products. Among office multifunction devices (MFDs), color models continued to drive growth while demand for laser printers realized a turnaround toward recovery. Although demand for interchangeable-lens digital cameras continued to show strong growth in Japan, demand overseas fell short of the previous year’s level as the economic rebound in such markets as Europe and China takes longer than expected. As for digital compact cameras, demand continued to shrink in both developed countries as well as emerging markets. Overall market demand for inkjet printers, hit by the prolonged economic downturn, also declined in all major markets. In the industry and others sector, a rebound in capital investment for memory devices led to a pickup in demand for semiconductor lithography equipment in the latter half of the year, while demand for lithography equipment used in the production of flat panel displays (FPD) showed healthy market growth for mid- and small-size panels used mainly in smartphones and tablet PCs, and a modest recovery for large-size panels.

The average value of the yen during the year was ¥97.84 against the U.S. dollar, a year-on-year depreciation of approximately ¥18, and ¥130.01 against the euro, a year-on-year depreciation of approximately ¥27.

Despite the decline in demand for digital compact cameras and industrial equipment, net sales for the year increased 7.2% to ¥3,731.4 billion (U.S.$35,537 million) from the previous year. This was realized through the steady sales growth for MFDs and laser printers, along with an increase in sales of inkjet printers, made possible through sales-promotion efforts despite the harsh conditions posed by the shrinking inkjet printer market, as well as the positive effects of favorable currency exchange rates. The gross profit ratio rose 0.8 points year on year to 48.2% thanks to the effects of ongoing cost-cutting efforts along with the depreciation of the yen. Despite an increase in foreign-currency-denominated operating expenses after conversion into yen due to the depreciation of the yen, Group-wide efforts to thoroughly reduce spending contributed to limiting the increase in operating expenses to just ¥1,461.1 billion (U.S.$13,916 million), an increase of 10.2% year on year. Consequently, operating profit increased by 4.1% to ¥337.3 billion (U.S.$3,212 million). Other income decreased by ¥8.4 billion (U.S.$80 million) due to foreign currency exchange losses while income before income taxes increased by 1.5% year on year to ¥347.6 billion (U.S.$3,311 million). Net income attributable to Canon Inc. increased by 2.6% to ¥230.5 billion (U.S.$2,195 million). Accordingly, Canon achieved increases in both sales and profit.

Basic net income attributable to Canon Inc. stockholders per share for the year was ¥200.78 (U.S.$ 1.91), a year-on-year increase of ¥9.44 (U.S.$ 0.09).

Results by Segment

Looking at Canon’s full-year performance by business unit, within the Office Business Unit, as for office MFDs, sales of color models increased from the year-ago period led by the imageRUNNER ADVANCE C5200/C2200 series. As for high speed continuous feed printers and wide-format printers, sales of the Océ ColorStream 3000 series showed solid growth. With regard to laser printers, laser multifunction models recorded strong growth contributing to a year-on-year increase in sales volume. As a result, sales for the business unit totaled ¥2,000.1 billion (U.S.$19,048 million), an increase of 13.8% year on year, while operating profit totaled ¥266.9 billion (U.S.$2,542 million), increasing 31.1%.

Within the Imaging System Business Unit, interchangeable-lens digital cameras maintained their top market share despite the challenging environment, which was marked by a drop in demand in Europe and China due to the economic downturn, although demand in Japan continued to expand. In particular, the EOS 5D Mark III and 70D advanced-amateur-model digital SLR cameras continued to realize healthy growth. Furthermore, in Japan, the new entry-level EOS Digital Rebel SL1 and T5i cameras proved popular. As for digital compact cameras, although total sales volume declined due to the market slowdown and the increasing popularity of smartphones, sales volume increased from the previous year for high-added-value models incorporating features that differentiate them from smartphones, such as large-size image sensors and models like the PowerShot SX50 HS and SX510 HS, which feature high-magnification zoom lenses. With regard to inkjet printers, despite the harsh market environment due to the rapid fall in demand in emerging markets, sales volume enjoyed solid growth thanks to efforts to boost sales through the introduction of new products offering enhanced support for cloud services. As a result, sales for the business unit increased by 3.1% to ¥1,448.9 billion (U.S.$13,799 million) year on year, while operating profit totaled ¥203.8 billion (U.S.$1,941 million), a decrease of 3.1%.

In the Industry and Others Business Unit, within the semiconductor lithography equipment, despite an increase in sales volume for memory devices in the latter half of the year fueled by renewed investment in capital expenditure by memory manufacturers, sales volumes for the year decreased slightly owing to restrained capital expenditure in the first half. As for FPD lithography equipment, sales volume remained the same as for the previous year amid the recovery trend in investment for large-size panels. Looking at medical equipment, sales volume for Canon’s mainstay digital radiography systems steadily increased. Consequently, sales for the business unit totaled ¥374.9 billion (U.S.$3,570 million), a decrease of 8.1% year on year, while operating profit recorded a loss of ¥25.3 billion (U.S.$241 million), declining by ¥31.2 billion (U.S.$298 million) from the previous year.

Cash Flow

During 2013, cash flow from operating activities totaled ¥507.6 billion (U.S.$4,835 million), an increase of ¥123.6 billion (U.S.$1,177 million) compared with the previous year, owing to improvements in working capital through such means as increasing the collection of accounts receivable and reducing inventory. Although capital investment focused on new products, cash flow from investing activities increased ¥37.5 billion (U.S.$357 million) year on year to ¥250.2 billion (U.S.$2,383 million) as a result of an increased amount of time deposits included in short-term investments. Accordingly, free cash flow totaled ¥257.4 billion (U.S.$2,452 million), an increase of ¥86.1 billion (U.S.$820 million) compared with the previous year. Cash flow from financing activities recorded an outlay of ¥222.2 billion (U.S.$2,116 million), mainly arising from the dividend payout and the repurchasing of treasury stock.

Owing to these factors, as well as the positive impact from foreign currency translation adjustments, cash and cash equivalents increased by ¥122.2 billion (U.S.$1,164 million) to ¥788.9 billion (U.S.$7,513 million) from the end of the previous year.

Non-consolidated Results

Non-consolidated net sales totaled ¥2,128.8 billion (U.S.$20,274 million), a year-on-year increase of 0.7%, ordinary profit increased by 0.4% to ¥236.7 billion (U.S.$2,254 million), and net income increased by 8.1% to ¥170.4 billion (U.S.$1,623 million).

Outlook

As for the outlook in 2014, there are signs of brightness among developed countries with steady economic growth in the U.S. and Japan, and the European economy expected to realize a turnaround toward recovery. Although uncertainties remain in emerging countries such as China, since they are expected to maintain their course of moderate expansion, the global economy, having bottomed out in 2013, is also expected to realize a moderate recovery.

In the businesses in which Canon is involved, demand for MFDs is projected to expand moderately, mainly for color models. Likewise, demand in the laser printer market is also expected to continue growing moderately. With regard to interchangeable-lens digital cameras, demand is expected to remain in line with that for the previous year. Within the digital compact camera market, projections point to market contraction, mainly among low-end models, due to the popularity of smartphones. As for inkjet printers, dwindling demand is expected to come to an end with the economic recovery, leveling off to remain in line with the previous year. Within the industrial equipment market, demand for semiconductor lithography equipment is expected to increase as device manufacturers boost capital investment in response to their improved inventory levels, while demand for FPD lithography equipment will likely pick up along with the recovery in investment for large-size panels.

With regard to currency exchange rates for the year, on which Canon’s performance outlook is based, despite the recent trend toward a weaker yen, uncertainties remain in the future and Canon anticipates exchange rates of ¥100 to the U.S. dollar and ¥135 to the euro, representing depreciations of approximately ¥2 against the U.S. dollar, and approximately ¥5 against the euro compared with the previous year. Upon taking into consideration these foreign exchange rate assumptions and the current economic forecast, Canon projects full-year consolidated net sales in 2014 of ¥3,850.0 billion (U.S.$36,667 million), a year-on-year increase of 3.2%; operating profit of ¥360.0 billion (U.S.$3,429 million), a year-on-year increase of 6.7%; income before income taxes of ¥360.0 billion (U.S.$3,429 million), a year-on-year increase of 3.6%; and net income attributable to Canon Inc. of ¥240.0 billion (U.S.$2,286 million), a year-on-year increase of 4.1%.

Basic Policy Regarding Profit Distribution and Dividends for the Current Fiscal Year

Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration mid-term profit forecasts, planned future investments, cash flow and other factors.

In 2013, despite the challenging business environment characterized by the prolonged European recession, Canon was able to generate adequate cash on hand thanks to comprehensive cash flow management and subsequent improvements in management efficiency. In light of this situation, Canon plans to distribute a full-year dividend totaling ¥130 (U.S.$1.24) per share (interim dividend of ¥65 [U.S.$0.62] per share [already distributed], and year-end dividend of ¥65 [U.S.$0.62] per share), the same dividend amount as the previous year ( including the commemorative dividend).

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

II. Management Policy

(1) Basic Policy

Under the corporate philosophy of kyosei—living and working together for the common good—Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporation targeting continued growth and development.

(2) Management Goals

Based on this basic management policy, Canon launched the Excellent Global Corporation Plan in 1996. For almost 20 years, Canon’s aim has been to exhibit strong sustainable growth and actively fulfill its social responsibilities. Through Phases I, II and III, Canon worked to build a solid management base and, in 2011, embarked on Phase IV, devoting full attention to achieving sound business growth.

At that time, the global economy was, among other things, undergoing a recovery from the global recession sparked by the collapse of Lehman Brothers. Frequent and drastic changes in the business environment were also occurring. Faced with such circumstances, Canon, regarding the drastic change to be an opportunity to swiftly transform itself ahead of the changing times, remained focused on tackling the challenge of achieving the Company’s goal of sound business growth, implementing measures aimed at maintaining high profitability and further expanding its operations.

Since then, due to such unforeseen events as the Great East Japan Earthquake and flooding in Thailand, as well as the financial crisis in Europe, there has been an extended period of instability in the business environment. Although the global economy has remained weak, it finally started to show signs of improvement in 2013, returning to a path of gradual recovery in the latter half of the year. Going forward, this growth trend is expected to continue. For Canon, 2014 represents the fourth year of Phase IV (2011–2015) of the Excellent Global Corporation Plan. The Canon Group will work in unity, taking steps to realize sound business growth and overcome challenges to firmly return to a path of growth.

(3) Business Challenges and Countermeasures

In 2014, Canon will implement various measures under a basic policy of carrying out further reforms in order to return to the growth track.

In order to achieve our targets, Canon has established and will actively pursue the following five priority goals.

1.	Bolstering Strengths of Existing Core Businesses by Creating Outstanding Hit Products

Canon aims to improve its market share for existing core businesses, developing appealing products that outperform the competition, not only in terms of basic performance, but also cost and usability. At the same time, Canon will strengthen the development of businesses derived from existing core businesses.

2.	Securely Launch and Steadily Expand New Businesses

Canon will work to accelerate the business expansion of network camera systems for which significant growth is expected. The Company will also focus on strengthening its business foundation for 4K reference displays and mixed-reality systems, while also concentrating on the commercialization of Super Machine Vision. In the medical field, Canon aims to realize the early launch of DNA diagnostic systems.

3.	Holistically Developing Global Sales Forces

In emerging markets, Canon will work to expand sales networks and enhance product lineups in accordance with conditions in each country. In developed countries, in addition to boosting the Company’s ability to respond to Internet-based and other direct-order sales, Canon will strengthen its response to the centralized purchasing practices used by global corporations when procuring office products.

4.	Optimizing the Global Production System

Based on such factors as changes in local conditions in each country, Canon will work to realize the optimized global allocation of its production assets. The Company will also work to maintain or expand its production in Japan through automation, while also accelerating localized production of mainly consumables in the Americas and Europe through automated production systems.

5.	Exploring a New Dimension of Cost Reductions

Canon will strive to further accelerate procurement reforms as well as expand in-house production and promote automation. Additionally, the Company will work to significantly reduce product development times and achieve cost savings, promoting prototype-less production through the utilization of its super computer. Furthermore, it will move forward with the fundamental reform of manufacturing through the utilization of 3D printers.

In addition to the above, in order to return to a path of growth in the face of the dramatically changing business environment, Canon will select and concentrate on technological themes that will open the way to the future, further enhance product quality management, effectively make use of the Company’s workforce, and carry out reforms such as thoroughly strengthening information security.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

III. Financial Statements

1.   CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of U.S. dollars
	As of December 31, 2013	As of December 31, 2012	Change	As of December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	¥788,909	¥666,678	¥122,231	$7,513,419
Short-term investments	47,914	28,322	19,592	456,324
Trade receivables, net	608,741	573,375	35,366	5,797,533
Inventories	553,773	551,623	2,150	5,274,029
Prepaid expenses and other current assets	286,605	262,258	24,347	2,729,571

Total current assets	2,285,942	2,082,256	203,686	21,770,876

Noncurrent receivables	19,276	19,702	(426)	183,581
Investments	70,358	56,617	13,741	670,076
Property, plant and equipment, net	1,278,730	1,260,364	18,366	12,178,381
Intangible assets, net	145,075	135,736	9,339	1,381,667
Other assets	443,329	400,828	42,501	4,222,181

Total assets	¥4,242,710	¥3,955,503	¥287,207	$40,406,762

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥1,299	¥1,866	¥(567)	$12,371
Trade payables	307,157	325,235	(18,078)	2,925,305
Accrued income taxes	53,196	60,057	(6,861)	506,629
Accrued expenses	315,536	291,348	24,188	3,005,105
Other current liabilities	171,119	165,929	5,190	1,629,704

Total current liabilities	848,307	844,435	3,872	8,079,114
Long-term debt, excluding current installments	1,448	2,117	(669)	13,790
Accrued pension and severance cost	229,664	272,131	(42,467)	2,187,276
Other noncurrent liabilities	96,514	82,518	13,996	919,182

Total liabilities	1,175,933	1,201,201	(25,268)	11,199,362

Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762	174,762	-	1,664,400
Additional paid-in capital	402,029	401,547	482	3,828,848
Legal reserve	63,091	61,663	1,428	600,867
Retained earnings	3,212,692	3,138,976	73,716	30,597,067
Accumulated other comprehensive income (loss)	(80,646)	(367,249)	286,603	(768,057)
Treasury stock, at cost	(861,666)	(811,673)	(49,993)	(8,206,344)

Total Canon Inc. stockholders’ equity	2,910,262	2,598,026	312,236	27,716,781

Noncontrolling interests	156,515	156,276	239	1,490,619

Total equity	3,066,777	2,754,302	312,475	29,207,400

Total liabilities and equity	¥4,242,710	¥3,955,503	¥287,207	$40,406,762

	Millions of yen			Thousands of U.S. dollars
	As of December 31, 2013	As of December 31, 2012		As of December 31, 2013
Notes:
1. Allowance for doubtful receivables	¥12,730	¥12,970		$121,238
2. Accumulated depreciation	2,383,530	2,159,453		22,700,286
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	1,734	(247,734)		16,514
Net unrealized gains and losses on securities	10,242	4,146		97,543
Net gains and losses on derivative instruments	(2,408)	(4,462)		(22,933)
Pension liability adjustments	(90,214)	(119,199)		(859,181)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2.     CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

Results for the fourth quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended December 31, 2013	Three months ended December 31, 2012	Change(%)		Three months ended December 31, 2013

Net sales	¥1,034,698	¥951,394	+	8.8	$9,854,267
Cost of sales	546,680	519,002			5,206,477

Gross profit	488,018	432,392	+	12.9	4,647,790
Operating expenses:
Selling, general and administrative expenses	316,713	280,052			3,016,314
Research and development expenses	77,765	74,636			740,619

	394,478	354,688			3,756,933

Operating profit	93,540	77,704	+	20.4	890,857
Other income (deductions):
Interest and dividend income	2,340	1,703			22,286
Interest expense	(193)	(509)			(1,838)
Other, net	4,738	10,210			45,124

	6,885	11,404			65,572

Income before income taxes	100,425	89,108	+	12.7	956,429

Income taxes	32,103	24,588			305,743

Consolidated net income	68,322	64,520			650,686
Less: Net income attributable to noncontrolling interests	4,070	3,347			38,762

Net income attributable to Canon Inc.	¥64,252	¥61,173	+	5.0	$611,924

Results for the fiscal year	Millions of yen				Thousands of U.S. dollars
	Year ended December 31, 2013	Year ended December 31, 2012	Change(%)		Year ended December 31, 2013

Net sales	¥3,731,380	¥3,479,788	+	7.2	$35,536,952
Cost of sales	1,932,959	1,829,822			18,409,133

Gross profit	1,798,421	1,649,966	+	9.0	17,127,819
Operating expenses:
Selling, general and administrative expenses	1,154,820	1,029,646			10,998,286
Research and development expenses	306,324	296,464			2,917,371

	1,461,144	1,326,110			13,915,657

Operating profit	337,277	323,856	+	4.1	3,212,162
Other income (deductions):
Interest and dividend income	6,579	6,792			62,657
Interest expense	(550)	(1,022)			(5,238)
Other, net	4,298	12,931			40,933

	10,327	18,701			98,352

Income before income taxes	347,604	342,557	+	1.5	3,310,514

Income taxes	108,088	110,112			1,029,409

Consolidated net income	239,516	232,445			2,281,105
Less: Net income attributable to noncontrolling interests	9,033	7,881			86,029

Net income attributable to Canon Inc.	¥230,483	¥224,564	+	2.6	$2,195,076

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the fourth quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended December 31, 2013	Three months ended December 31, 2012	Change(%)		Three months ended December 31, 2013

Consolidated net income	¥68,322	¥64,520	+	5.9	$650,686
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	109,297	127,103			1,040,924
Net unrealized gains and losses on securities	2,700	2,337			25,714
Net gains and losses on derivative instruments	(2,384)	(5,123)			(22,705)
Pension liability adjustments	29,850	(13,736)			284,286

	139,463	110,581			1,328,219

Comprehensive income	207,785	175,101	+	18.7	1,978,905
Less: Comprehensive income attributable to noncontrolling interests	7,892	6,047			75,162

Comprehensive income attributable to Canon Inc.	¥199,893	¥169,054	+	18.2	$1,903,743

Results for the fiscal year	Millions of yen				Thousands of U.S. dollars
	Year ended December 31, 2013	Year ended December 31, 2012	Change(%)		Year ended December 31, 2013

Consolidated net income	¥239,516	¥232,445	+	3.0	$2,281,105
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	251,576	133,735			2,395,962
Net unrealized gains and losses on securities	6,612	3,265			62,971
Net gains and losses on derivative instruments	2,056	(4,880)			19,581
Pension liability adjustments	32,669	(12,787)			311,133

	292,913	119,333			2,789,647

Comprehensive income	532,429	351,778	+	51.4	5,070,752
Less: Comprehensive income attributable to noncontrolling interests	14,688	10,824			139,885

Comprehensive income attributable to Canon Inc.	¥517,741	¥340,954	+	51.9	$4,930,867

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3.     DETAILS OF SALES

Results for the fourth quarter	Millions of yen				Thousands of U.S. dollars
Sales by business unit	Three months ended December 31, 2013	Three months ended December 31, 2012	Change(%)		Three months ended December 31, 2013
Office	¥521,970	¥456,323	+	14.4	$4,971,143
Imaging System	416,181	410,675	+	1.3	3,963,629
Industry and Others	118,781	106,768	+	11.3	1,131,248
Eliminations	(22,234)	(22,372)		-	(211,753)

Total	¥1,034,698	¥951,394	+	8.8	$9,854,267

	Millions of yen				Thousands of U.S. dollars
Sales by region	Three months ended December 31, 2013	Three months ended December 31, 2012	Change(%)		Three months ended December 31, 2013
Japan	¥212,523	¥198,803	+	6.9	$2,024,029
Overseas:
Americas	287,740	266,352	+	8.0	2,740,381
Europe	319,667	288,909	+	10.6	3,044,448
Asia and Oceania	214,768	197,330	+	8.8	2,045,409

	822,175	752,591	+	9.2	7,830,238

Total	¥1,034,698	¥951,394	+	8.8	$9,854,267

Results for the fiscal year	Millions of yen				Thousands of U.S. dollars
Sales by business unit	Year ended December 31, 2013	Year ended December 31, 2012	Change(%)		Year ended December 31, 2013
Office	¥2,000,073	¥1,757,575	+	13.8	$19,048,314
Imaging System	1,448,938	1,405,971	+	3.1	13,799,410
Industry and Others	374,870	407,840	-	8.1	3,570,190
Eliminations	(92,501)	(91,598)		-	(880,962)

Total	¥3,731,380	¥3,479,788	+	7.2	$35,536,952

	Millions of yen				Thousands of U.S. dollars
Sales by region	Year ended December 31, 2013	Year ended December 31, 2012	Change(%)		Year ended December 31, 2013
Japan	¥715,863	¥720,286	-	0.6	$6,817,743
Overseas:
Americas	1,059,501	939,873	+	12.7	10,090,486
Europe	1,124,929	1,014,038	+	10.9	10,713,609
Asia and Oceania	831,087	805,591	+	3.2	7,915,114

	3,015,517	2,759,502	+	9.3	28,719,209

Total	¥3,731,380	¥3,479,788	+	7.2	$35,536,952

Notes: 1. The primary products included in each of the segments are as follows:

Office Business Unit :

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital production printing systems / High speed continuous feed printers / Wide-format printers / Document solution

Imaging System Business Unit :

Interchangeable lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses / Inkjet printers / Large-format inkjet printers / Commercial photo printers / Image scanners / Multimedia projectors /Broadcast equipment / Calculators

Industry and Others Business Unit :

Semiconductor lithography equipment / Flat panel display (FPD) lithography equipment / Digital radiography systems /Ophthalmic equipment / Vacuum thin-film deposition equipment / Organic LED (OLED) panel manufacturing equipment /Die bonders / Micromotors /Network cameras / Handy terminals / Document scanners

2. The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America
Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa
Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.    CONSOLIDATED STATEMENTS OF EQUITY

Millions of yen

	Common Stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. stockholders’ equity	Noncontrolling interests	Total equity
Balance at December 31, 2011	¥174,762	¥401,572	¥59,004	¥3,059,298	¥(481,773)	¥(661,731)	¥2,551,132	¥162,535	¥2,713,667

Equity transactions with noncontrolling interests and other		(16)		152	(1,866)		(1,730)	(13,591)	(15,321)
Dividends paid to Canon Inc. stockholders				(142,362)			(142,362)		(142,362)
Dividends paid to noncontrolling interests								(3,492)	(3,492)
Transfers to legal reserve			2,659	(2,659)			-		-

Comprehensive income:
Net income				224,564			224,564	7,881	232,445
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments					132,704		132,704	1,031	133,735
Net unrealized gains and losses on securities					3,148		3,148	117	3,265
Net gains and losses on derivative instruments					(4,882)		(4,882)	2	(4,880)
Pension liability adjustments					(14,580)		(14,580)	1,793	(12,787)
Total comprehensive income							340,954	10,824	351,778

Repurchase of treasury stock, net		(9)		(17)		(149,942)	(149,968)		(149,968)
Balance at December 31, 2012	¥174,762	¥401,547	¥61,663	¥3,138,976	¥(367,249)	¥(811,673)	¥2,598,026	¥156,276	¥2,754,302

Equity transactions with noncontrolling interests and other		489		295	(655)		129	(11,182)	(11,053)
Dividends to Canon Inc. stockholders				(155,627)			(155,627)		(155,627)
Dividends to noncontrolling interests								(3,267)	(3,267)
Transfers to legal reserve			1,428	(1,428)			-		-

Comprehensive income:
Net income				230,483			230,483	9,033	239,516
Other comprehensive income, net of tax:
Foreign currency translation adjustments					249,791		249,791	1,785	251,576
Net unrealized gains and losses on securities					6,097		6,097	515	6,612
Net gains and losses on derivative instruments					2,056		2,056	-	2,056
Pension liability adjustments					29,314		29,314	3,355	32,669
Total comprehensive income							517,741	14,688	532,429

Repurchase of treasury stock, net		(7)		(7)		(49,993)	(50,007)		(50,007)
Balance at December 31, 2013	¥174,762	¥402,029	¥63,091	¥3,212,692	¥(80,646)	¥(861,666)	¥2,910,262	¥156,515	¥3,066,777

							Thousands of U.S. dollars
Balance at December 31, 2012	$1,664,400	$3,824,257	$587,267	$29,895,010	$(3,497,610)	$(7,730,219)	$24,743,105	$1,488,343	$26,231,448

Equity transactions with noncontrolling interests and other		4,657		2,809	(6,238)		1,228	(106,495)	(105,267)
Dividends to Canon Inc. stockholders				(1,482,162)			(1,482,162)		(1,482,162)
Dividends to noncontrolling interests								(31,114)	(31,114)
Transfers to legal reserve			13,600	(13,600)			-		-

Comprehensive income:
Net income				2,195,076			2,195,076	86,029	2,281,105
Other comprehensive income, net of tax:
Foreign currency translation adjustments					2,378,962		2,378,962	17,000	2,395,962
Net unrealized gains and losses on securities					58,067		58,067	4,904	62,971
Net gains and losses on derivative instruments					19,581		19,581	-	19,581
Pension liability adjustments					279,181		279,181	31,952	311,133
Total comprehensive income							4,930,867	139,885	5,070,752

Repurchase of treasury stock, net		(66)		(66)		(476,125)	(476,257)		(476,257)
Balance at December 31, 2013	$1,664,400	$3,828,848	$600,867	$30,597,067	$(768,057)	$(8,206,344)	$27,716,781	$1,490,619	$29,207,400

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5.    CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of U.S. dollars
	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2013
Cash flows from operating activities:
Consolidated net income	¥239,516	¥232,445	$2,281,105
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	275,173	258,133	2,620,695
Loss on disposal of fixed assets	10,638	11,242	101,314
Deferred income taxes	16,791	7,487	159,914
Decrease in trade receivables	45,040	5,030	428,952
(Increase) decrease in inventories	85,577	(24,805)	815,019
Decrease in trade payables	(108,622)	(102,293)	(1,034,495)
Increase (decrease) in accrued income taxes	(9,432)	12,427	(89,829)
Decrease in accrued expenses	(15,635)	(30,089)	(148,905)
Increase (decrease) in accrued (prepaid) pension and severance cost	(15,568)	5,515	(148,267)
Other, net	(15,836)	8,985	(150,817)

Net cash provided by operating activities	507,642	384,077	4,834,686

Cash flows from investing activities:
Purchases of fixed assets	(233,175)	(316,211)	(2,220,714)
Proceeds from sale of fixed assets	1,763	4,861	16,790
Purchases of available-for-sale securities	(5,771)	(417)	(54,962)
Proceeds from sale and maturity of available-for-sale securities	4,528	344	43,124
(Increase) decrease in time deposits, net	(12,483)	103,137	(118,886)
Acquisitions of subsidiaries, net of cash acquired	(4,914)	(704)	(46,800)
Purchases of other investments	(296)	(796)	(2,819)
Other, net	136	(2,954)	1,296

Net cash used in investing activities	(250,212)	(212,740)	(2,382,971)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,483	614	14,124
Repayments of long-term debt	(2,334)	(3,732)	(22,229)
Decrease in short-term loans, net	(547)	(5,055)	(5,210)
Dividends paid	(155,627)	(142,362)	(1,482,162)
Repurchases of treasury stock, net	(50,007)	(149,968)	(476,257)
Other, net	(15,149)	(19,236)	(144,276)

Net cash used in financing activities	(222,181)	(319,739)	(2,116,010)

Effect of exchange rate changes on cash and cash equivalents	86,982	41,853	828,400

Net change in cash and cash equivalents	122,231	(106,549)	1,164,105
Cash and cash equivalents at beginning of year	666,678	773,227	6,349,314

Cash and cash equivalents at end of year	¥788,909	¥666,678	$7,513,419

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

6.   NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

7.   SEGMENT INFORMATION

(1)  SEGMENT INFORMATION BY BUSINESS UNIT

Results for the fourth quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended December 31, 2013	Three months ended December 31, 2012	Change(%)		Three months ended December 31, 2013
Office
Net sales:
External customers	¥521,283	¥454,691	+	14.6	$4,964,600
Intersegment	687	1,632	-	57.9	6,543

Total	521,970	456,323	+	14.4	4,971,143

Operating cost and expenses	458,419	405,051	+	13.2	4,365,895

Operating profit	¥63,551	¥51,272	+	23.9	$605,248

Imaging System
Net sales:
External customers	¥416,003	¥410,292	+	1.4	$3,961,933
Intersegment	178	383	-	53.5	1,696

Total	416,181	410,675	+	1.3	3,963,629

Operating cost and expenses	354,085	355,712	-	0.5	3,372,239

Operating profit	¥62,096	¥54,963	+	13.0	$591,390

Industry and Others
Net sales:
External customers	¥97,412	¥86,411	+	12.7	$927,734
Intersegment	21,369	20,357	+	5.0	203,514

Total	118,781	106,768	+	11.3	1,131,248

Operating cost and expenses	122,608	116,218	+	5.5	1,167,696

Operating loss	¥(3,827)	¥(9,450)		-	$(36,448)

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(22,234)	(22,372)		-	(211,753)

Total	(22,234)	(22,372)		-	(211,753)

Operating cost and expenses	6,046	(3,291)		-	57,580

Operating profit	¥(28,280)	¥(19,081)		-	$(269,333)

Consolidated
Net sales:
External customers	¥1,034,698	¥951,394	+	8.8	$9,854,267
Intersegment	-	-		-	-

Total	1,034,698	951,394	+	8.8	9,854,267

Operating cost and expenses	941,158	873,690	+	7.7	8,963,410

Operating profit	¥93,540	¥77,704	+	20.4	$890,857

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the fiscal year	Millions of yen				Thousands of U.S. dollars
	Year ended December 31, 2013	Year ended December 31, 2012	Change(%)		Year ended December 31, 2013
Office
Net sales:
External customers	¥1,993,898	¥1,751,960	+	13.8	$18,989,504
Intersegment	6,175	5,615	+	10.0	58,810

Total	2,000,073	1,757,575	+	13.8	19,048,314

Operating cost and expenses	1,733,165	1,553,997	+	11.5	16,506,333

Operating profit	266,908	203,578	+	31.1	2,541,981

Total assets	954,803	927,543	+	2.9	9,093,362
Depreciation and amortization	88,344	77,660	+	13.8	841,371
Capital expenditures	¥54,644	¥58,402	-	6.4	$520,419

Imaging System
Net sales:
External customers	¥1,448,186	¥1,404,394	+	3.1	$13,792,248
Intersegment	752	1,577	-	52.3	7,162

Total	1,448,938	1,405,971	+	3.1	13,799,410

Operating cost and expenses	1,245,144	1,195,653	+	4.1	11,858,514

Operating profit	203,794	210,318	-	3.1	1,940,896

Total assets	584,856	614,328	-	4.8	5,570,057
Depreciation and amortization	56,564	53,664	+	5.4	538,705
Capital expenditures	¥44,112	¥58,142	-	24.1	$420,114

Industry and Others
Net sales:
External customers	¥289,296	¥323,434	-	10.6	$2,755,200
Intersegment	85,574	84,406	+	1.4	814,990

Total	374,870	407,840	-	8.1	3,570,190

Operating cost and expenses	400,201	401,930	-	0.4	3,811,438

Operating profit (loss)	(25,331)	5,910		-	(241,248)

Total assets	328,202	337,899	-	2.9	3,125,733
Depreciation and amortization	37,072	34,264	+	8.2	353,067
Capital expenditures	¥27,040	¥44,086	-	38.7	$257,524

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(92,501)	(91,598)		-	(880,962)

Total	(92,501)	(91,598)		-	(880,962)

Operating cost and expenses	15,593	4,352		-	148,505

Operating profit	(108,094)	(95,950)		-	(1,029,467)

Total assets	2,374,849	2,075,733	+	14.4	22,617,610
Depreciation and amortization	93,193	92,545	+	0.7	887,552
Capital expenditures	¥101,682	¥146,031	-	30.4	$968,400

Consolidated
Net sales:
External customers	¥3,731,380	¥3,479,788	+	7.2	$35,536,952
Intersegment	-	-		-	-

Total	3,731,380	3,479,788	+	7.2	35,536,952

Operating cost and expenses	3,394,103	3,155,932	+	7.5	32,324,790

Operating profit	337,277	323,856	+	4.1	3,212,162

Total assets	4,242,710	3,955,503	+	7.3	40,406,762
Depreciation and amortization	275,173	258,133	+	6.6	2,620,695
Capital expenditures	¥227,478	¥306,661	-	25.8	$2,166,457

Note:

In 2013, based on the realignment of Canon’s internal reporting structure, certain assets have been transferred from Corporate to the Office Business Unit. Corresponding amounts of total assets as of December 31, 2012 have been reclassified to conform with the current year presentation.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

(2)  SEGMENT INFORMATION BY GEOGRAPHIC AREA

Results for the fourth quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended December 31, 2013	Three months ended December 31, 2012	Change(%)		Three months ended December 31, 2013
Japan
Net sales:
External customers	¥246,242	¥235,054	+	4.8	$2,345,162
Intersegment	457,411	432,284	+	5.8	4,356,295

Total	703,653	667,338	+	5.4	6,701,457

Operating cost and expenses	614,352	581,197	+	5.7	5,850,971

Operating profit	¥89,301	¥86,141	+	3.7	$850,486

Americas
Net sales:
External customers	¥287,576	¥265,178	+	8.4	$2,738,819
Intersegment	3,191	5,610	-	43.1	30,391

Total	290,767	270,788	+	7.4	2,769,210

Operating cost and expenses	286,926	266,439	+	7.7	2,732,629

Operating profit	¥3,841	¥4,349	-	11.7	$36,581

Europe
Net sales:
External customers	¥319,384	¥287,103	+	11.2	$3,041,752
Intersegment	13,431	1,339	+	903.1	127,915

Total	332,815	288,442	+	15.4	3,169,667

Operating cost and expenses	321,495	271,253	+	18.5	3,061,857

Operating profit	¥11,320	¥17,189	-	34.1	$107,810

Asia and Oceania
Net sales:
External customers	¥181,496	¥164,059	+	10.6	$1,728,534
Intersegment	219,181	185,498	+	18.2	2,087,437

Total	400,677	349,557	+	14.6	3,815,971

Operating cost and expenses	393,538	347,868	+	13.1	3,747,981

Operating profit	¥7,139	¥1,689	+	322.7	$67,990

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(693,214)	(624,731)		-	(6,602,038)

Total	(693,214)	(624,731)		-	(6,602,038)

Operating cost and expenses	(675,153)	(593,067)		-	(6,430,028)

Operating profit	¥(18,061)	¥(31,664)		-	$(172,010)

Consolidated
Net sales:
External customers	¥1,034,698	¥951,394	+	8.8	$9,854,267
Intersegment	-	-		-	-

Total	1,034,698	951,394	+	8.8	9,854,267

Operating cost and expenses	941,158	873,690	+	7.7	8,963,410

Operating profit	¥93,540	¥77,704	+	20.4	$890,857

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the fiscal year	Millions of yen				Thousands of U.S. dollars
	Year ended December 31, 2013	Year ended December 31, 2012	Change(%)		Year ended December 31, 2013
Japan
Net sales:
External customers	¥797,501	¥834,406	-	4.4	$7,595,248
Intersegment	1,855,181	1,829,834	+	1.4	17,668,390

Total	2,652,682	2,664,240	-	0.4	25,263,638

Operating cost and expenses	2,326,351	2,336,536	-	0.4	22,155,724

Operating profit	326,331	327,704	-	0.4	3,107,914

Total assets	¥1,152,398	¥1,206,702	-	4.5	$10,975,219

Americas
Net sales:
External customers	¥1,056,096	¥932,987	+	13.2	$10,058,057
Intersegment	11,774	23,767	-	50.5	112,133

Total	1,067,870	956,754	+	11.6	10,170,190

Operating cost and expenses	1,043,487	937,111	+	11.4	9,937,971

Operating profit	24,383	19,643	+	24.1	232,219

Total assets	¥447,039	¥339,918	+	31.5	$4,257,514

Europe
Net sales:
External customers	¥1,124,603	¥1,010,922	+	11.2	$10,710,505
Intersegment	53,281	5,650	+	843.0	507,438

Total	1,177,884	1,016,572	+	15.9	11,217,943

Operating cost and expenses	1,171,357	972,585	+	20.4	11,155,781

Operating profit	6,527	43,987	-	85.2	62,162

Total assets	¥496,549	¥457,592	+	8.5	$4,729,038

Asia and Oceania
Net sales:
External customers	¥753,180	¥701,473	+	7.4	$7,173,142
Intersegment	881,765	781,836	+	12.8	8,397,763

Total	1,634,945	1,483,309	+	10.2	15,570,905

Operating cost and expenses	1,574,125	1,437,527	+	9.5	14,991,667

Operating profit	60,820	45,782	+	32.8	579,238

Total assets	¥631,827	¥548,583	+	15.2	$6,017,400

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(2,802,001)	(2,641,087)		-	(26,685,724)

Total	(2,802,001)	(2,641,087)		-	(26,685,724)

Operating cost and expenses	(2,721,217)	(2,527,827)		-	(25,916,353)

Operating profit	(80,784)	(113,260)		-	(769,371)

Total assets	¥1,514,897	¥1,402,708		-	$14,427,591

Consolidated
Net sales:
External customers	¥3,731,380	¥3,479,788	+	7.2	$35,536,952
Intersegment	-	-		-	-

Total	3,731,380	3,479,788	+	7.2	35,536,952

Operating cost and expenses	3,394,103	3,155,932	+	7.5	32,324,790

Operating profit	337,277	323,856	+	4.1	3,212,162

Total assets	¥4,242,710	¥3,955,503	+	7.3	$40,406,762

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

8.   BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)  GROUP POSITION

1.	Number of Group Companies

	December 31, 2013	December 31, 2012	Change
Subsidiaries	257	275	(18)
Affiliates	11	9	2
Total	268	284	(16)

2.	Change in Group Entities

Subsidiaries
Addition:	22 companies
Removal:	40 companies

Affiliates(Carried at Equity Basis)
Addition:	3 companies
Removal:	1 company

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

(2)  SIGNIFICANT ACCOUNTING POLICIES

 Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

9.    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  NET INCOME ATTRIBUTABLE TO CANON INC. STOCKHOLDERS PER SHARE

Results for the fiscal year	Millions of yen		Thousands of U.S. dollars
	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2013
Net income attributable to Canon Inc.
-Basic	¥230,483	¥224,564	$2,195,076
-Diluted	230,483	224,564	2,195,076

	Number of shares
Average common shares outstanding
-Basic	1,147,933,835	1,173,647,835
-Diluted	1,147,942,301	1,173,668,409

	Yen		U.S. dollars
Net income attributable to
Canon Inc. stockholders per share:
-Basic	¥200.78	¥191.34	$1.91
-Diluted	200.78	191.34	1.91

(2)	FINANCE RECEIVABLES AND OPERATING LEASES, ACQUISITIONS, MARKETABLE SECURITIES, DEFERRED TAX ACCOUNTING, EMPLOYEE RETIREMENT AND SEVERANCE BENEFITS, STOCK OPTIONS, DERIVATIVE CONTRACTS AND OTHERS

The disclosure is omitted as it is not considered significant in this report.

(3)	SUBSEQUENT EVENT

There is no significant subsequent event.

CANON INC.

NON-CONSOLIDATED

10.  NON-CONSOLIDATED BALANCE SHEETS

       (Parent company only)

	Millions of yen
	As of December 31, 2013	As of December 31, 2012
ASSETS
Current assets:
Cash	¥34,054	¥28,719
Trade receivables	580,170	552,776
Marketable securities	100,660	51,420
Inventories	166,244	183,965
Prepaid expenses and other current assets	193,540	178,881
Allowance for doubtful receivables	(66)	(398)

Total current assets	1,074,602	995,363

Fixed assets:
Net property, plant and equipment	685,526	723,256
Intangibles	30,955	31,950
Investments and other fixed assets	594,885	586,508
Allowance for doubtful receivables-noncurrent	(76)	(75)

Total fixed assets	1,311,290	1,341,639

Total assets	¥2,385,892	¥2,337,002

LIABILITIES AND NET ASSETS
Current liabilities:
Trade payables	¥302,068	¥293,627
Short-term loans	322,653	239,741
Accrued income taxes	32,285	40,868
Accrued warranty expenses	1,487	1,980
Accrued bonuses for employees	4,549	4,382
Accrued bonuses for directors	206	191
Other current liabilities	113,717	119,828

Total current liabilities	776,965	700,617

Noncurrent liabilities:
Accrued pension and severance cost	35,044	33,507
Accrued directors’ retirement benefits	-	1,575
Reserve for environmental provision	3,437	5,084
Accrued long service rewards for employees	1,442	1,522
Other noncurrent liabilities	1,974	9

Total noncurrent liabilities	41,897	41,697

Total liabilities	818,862	742,314

Net assets:
Stockholders’ equity	1,558,754	1,593,998
Valuation and translation adjustments	5,888	(1,669)
Subscription right to shares	2,388	2,359

Total net assets	1,567,030	1,594,688

Total liabilities and net assets	¥2,385,892	¥2,337,002

CANON INC.

NON-CONSOLIDATED

11.  NON-CONSOLIDATED STATEMENTS OF INCOME

       (Parent company only)

	Millions of yen
	Year ended December 31, 2013	Year ended December 31, 2012
Net sales	¥2,128,798	¥2,113,420
Cost of sales	1,510,014	1,488,101

Gross profit	618,784	625,319
Selling, general and administrative expenses	430,293	426,624

Operating profit	188,491	198,695
Other income (deductions):
Interest and dividend income	19,454	12,153
Interest expense	(1,659)	(2,214)
Other, net	30,409	27,094

	48,204	37,033

Ordinary profit	236,695	235,728

Non-ordinary gain (loss), net	(1,302)	(4,622)

Income before income taxes	235,393	231,106
Income taxes	65,010	73,459

Net income	¥170,383	¥157,647

CANON INC.

NON-CONSOLIDATED

12.  NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Parent company only)

Year ended December 31, 2013	(Millions of yen)

	Stockholders’ equity									Valuation and translation adjustments		Subscription rights to shares	Total net assets
	Common stock	Capital surplus	Retained earnings					Treasury stock	Total stockholders’ equity	Net unrealized gains (losses) on securities	Net deferred profits (losses) on hedges
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward
Balance at the beginning of current period	¥174,762	¥306,288	¥22,114	¥434	¥3,089	¥1,249,928	¥649,056	¥(811,673)	¥1,593,998	¥699	¥(2,368)	¥2,359	¥1,594,688
Changes of items during the period
Transfer to reserve for special depreciation				-			-		-				-
Reversal of reserve for special depreciation				(140)			140		-				-
Transfer to reserve for deferral of capital gain on property					386		(386)		-				-
Reversal of reserve for deferral of capital gain on property					(106)		106		-				-
Dividends paid							(155,627)		(155,627)				(155,627)
Net income							170,383		170,383				170,383
Purchase of treasury stock								(50,043)	(50,043)				(50,043)
Disposal of treasury stock							(7)	50	43				43
Net changes of items other than stockholders’ equity									-	6,540	1,017	29	7,586
Total changes of items during the period	-	-	-	(140)	280	-	14,609	(49,993)	(35,244)	6,540	1,017	29	(27,658)
Balance at the end of current period	¥174,762	¥306,288	¥22,114	¥294	¥3,369	¥1,249,928	¥663,665	¥(861,666)	¥1,558,754	¥7,239	¥(1,351)	¥2,388	¥1,567,030

CANON INC.

NON-CONSOLIDATED

Year ended December 31, 2012	(Millions of yen)

	Stockholders’ equity									Valuation and translation adjustments		Subscription rights to shares	Total net assets
	Common stock	Capital surplus	Retained earnings					Treasury stock	Total stockholders’ equity	Net unrealized gains (losses) on securities	Net deferred profits (losses) on hedges
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward
Balance at the beginning of current period	¥174,762	¥306,288	¥22,114	¥371	¥2,983	¥1,249,928	¥633,957	¥(661,731)	¥1,728,672	¥(2,107)	¥388	¥2,143	¥1,729,096
Changes of items during the period
Transfer to reserve for special depreciation				240			(240)		-				-
Reversal of reserve for special depreciation				(177)			177		-				-
Transfer to reserve for deferral of capital gain on property					201		(201)		-				-
Reversal of reserve for deferral of capital gain on property					(95)		95		-				-
Dividends paid							(142,362)		(142,362)				(142,362)
Net income							157,647		157,647				157,647
Purchase of treasury stock								(150,020)	(150,020)				(150,020)
Disposal of treasury stock							(17)	78	61				61
Net changes of items other than stockholders’ equity									-	2,806	(2,756)	216	266
Total changes of items during the period	-	-	-	63	106	-	15,099	(149,942)	(134,674)	2,806	(2,756)	216	(134,408)
Balance at the end of current period	¥174,762	¥306,288	¥22,114	¥434	¥3,089	¥1,249,928	¥649,056	¥(811,673)	¥1,593,998	¥699	¥(2,368)	¥2,359	¥1,594,688

CANON INC.

NON-CONSOLIDATED

13.  NOTE FOR GOING CONCERN ASSUMPTION

       (Parent company only)

  Not applicable.

NON-CONSOLIDATED

(Current Titles are Shown in the Parentheses)

Effective Date: March 28, 2014

Directors

(1)  Candidates for Directors to be promoted

Senior Managing Director	Hideki Ozawa	(Managing Director, President & CEO of Canon (China) Co., Ltd.)

Senior Managing Director	Masaya Maeda	(Managing Director, Chief Executive of Image Communication Products Operations)

(2)  Candidates for new Directors to be appointed (*Outside Director)

Akiyoshi Kimura	(Executive Officer, Deputy Chief Executive of Office Imaging Products Operations)

Eiji Osanai	(Executive Officer, Deputy Group Executive of Production Engineering Headquarters)

Kunitaro Saida*	(Lawyer)

Haruhiko Kato*	(President & CEO of Japan Securities Depository Center, Inc.)

(3)  Candidates for new Auditors to be appointed

Makoto Araki	(Director, Group Executive of Information & Communication Systems Headquarters)

Osami Yoshida	(Certified Public Accountant)

(4)  Directors to be retired

Advisor to be appointed	Kunio Watanabe	(Executive Vice President)

Advisor to be appointed	Masaki Nakaoka	(Senior Managing Director)

Advisor to be appointed	Haruhisa Honda	(Senior Managing Director)

Corporate Auditor to be appointed	Makoto Araki	(Director)

Senior Executive Officer to be appointed	Hiroyuki Suematsu	(Director)

Senior Executive Officer to be appointed	Shigeyuki Uzawa	(Director)

(5)  Auditors to be retired

Shunji Onda

Kazunori Watanabe

NON-CONSOLIDATED

(Current Titles are Shown in the Parentheses)

Executive Officers

(1)  Executive Officers to be promoted

    Effective Date: January 1, 2014

Senior Executive Officer	Yuichi Ishizuka	(Executive Officer, Executive Vice President of Canon U.S.A., Inc.)

    Effective Date: April 1, 2014

Senior Executive Officer	Rokus van Iperen	(Executive Officer, President & CEO of Canon Europa N.V./Canon Europe Ltd.)

(2)  New Executive Officers to be appointed

    Effective Date: April 1, 2014

Hiroyuki Suematsu*	(Group Executive of Quality Management Headquarters)

Shigeyuki Uzawa*	(Chief Executive of Optical Products Operations)

Masaaki Nakamura	(Deputy Group Executive of Facilities Management Headquarters)

Takashi Takeya	(Senior General Manager of Global Logistics Management Center)

Katsumi Iijima	(Senior General Manager of Global IT Administration Center)

Nobuyuki Tainaka	(Deputy Senior General Manager of Corporate Legal Center)

*Senior Executive Officer to be appointed

(3)  Executive Officers to be retired

    Effective Date: December 31, 2013

Kenji Kobayashi	(President of Canon Latin America, Inc.)

    Effective Date: March 28, 2014

Akiyoshi Kimura	(Deputy Chief Executive of Office Imaging Products Operations)

Eiji Osanai	(Deputy Group Executive of Production Engineering Headquarters)

    Effective Date: March 31, 2014

Sachio Kageyama	(Group Executive of Global Manufacturing Headquarters)

Canon Inc.

January 29, 2014

CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER

AND THE FISCAL YEAR ENDED DECEMBER 31, 2013

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE
1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2013)	S 1
2.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2014/Projection)	S 2
3.	SEGMENT INFORMATION BY BUSINESS UNIT (2013)	S 3
4.	OTHER INCOME / DEDUCTIONS (2013)	S 3
5.	SEGMENT INFORMATION BY BUSINESS UNIT (2014/Projection)	S 4
6.	OTHER INCOME / DEDUCTIONS (2014/Projection)	S 4
7.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 5
8.	SALES GROWTH IN LOCAL CURRENCY	S 5
9.	PROFITABILITY	S 6
10.	IMPACT OF FOREIGN EXCHANGE RATES	S 6
11.	STATEMENTS OF CASH FLOWS	S 6
12.	R&D EXPENDITURE	S 7
13.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 7
14.	INVENTORIES	S 7
15.	DEBT RATIO	S 7
16.	OVERSEAS PRODUCTION RATIO	S 7
17.	NUMBER OF EMPLOYEES	S 7

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2013)	(Millions of yen	)

	2013		2012		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Japan
Office	97,488	368,308	94,052	368,939	+3.7%	-0.2%
Imaging System	76,103	215,970	74,403	213,465	+2.3%	+1.2%
Industry and Others	38,932	131,585	30,348	137,882	+28.3%	-4.6%
Total	212,523	715,863	198,803	720,286	+6.9%	-0.6%
Overseas
Office	423,795	1,625,590	360,639	1,383,021	+17.5%	+17.5%
Imaging System	339,900	1,232,216	335,889	1,190,929	+1.2%	+3.5%
Industry and Others	58,480	157,711	56,063	185,552	+4.3%	-15.0%
Total	822,175	3,015,517	752,591	2,759,502	+9.2%	+9.3%
Americas
Office	158,481	629,472	134,820	530,382	+17.6%	+18.7%
Imaging System	118,193	392,373	120,383	366,888	-1.8%	+6.9%
Industry and Others	11,066	37,656	11,149	42,603	-0.7%	-11.6%
Total	287,740	1,059,501	266,352	939,873	+8.0%	+12.7%
Europe
Office	188,760	694,563	165,551	597,341	+14.0%	+16.3%
Imaging System	122,291	404,390	116,522	394,612	+5.0%	+2.5%
Industry and Others	8,616	25,976	6,836	22,085	+26.0%	+17.6%
Total	319,667	1,124,929	288,909	1,014,038	+10.6%	+10.9%
Asia and Oceania
Office	76,554	301,555	60,268	255,298	+27.0%	+18.1%
Imaging System	99,416	435,453	98,984	429,429	+0.4%	+1.4%
Industry and Others	38,798	94,079	38,078	120,864	+1.9%	-22.2%
Total	214,768	831,087	197,330	805,591	+8.8%	+3.2%
Intersegment
Office	687	6,175	1,632	5,615	-57.9%	+10.0%
Imaging System	178	752	383	1,577	-53.5%	-52.3%
Industry and Others	21,369	85,574	20,357	84,406	+5.0%	+1.4%
Eliminations	(22,234)	(92,501)	(22,372)	(91,598)	-	-
Total	0	0	0	0	-	-
Total
Office	521,970	2,000,073	456,323	1,757,575	+14.4%	+13.8%
Imaging System	416,181	1,448,938	410,675	1,405,971	+1.3%	+3.1%
Industry and Others	118,781	374,870	106,768	407,840	+11.3%	-8.1%
Eliminations	(22,234)	(92,501)	(22,372)	(91,598)	-	-
Total	1,034,698	3,731,380	951,394	3,479,788	+8.8%	+7.2%

- S1 -

Canon Inc.

2. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2014/Projection)

(1) Sales by business unit			(Millions of yen)
	2014 (P)	2013	Change year over year
	Year	Year	Year
Office	2,114,900	2,000,073	+5.7%
Imaging System	1,388,100	1,448,938	-4.2%
Industry and Others	444,500	374,870	+18.6%
Eliminations	(97,500)	(92,501)	-
Total	3,850,000	3,731,380	+3.2%
			(P)=Projection

(2) Sales by region			(Millions of yen)
	2014 (P)	2013	Change year over year
	Year	Year	Year
Japan	767,500	715,863	+7.2%
Overseas	3,082,500	3,015,517	+2.2%
Americas	1,057,300	1,059,501	-0.2%
Europe	1,161,600	1,124,929	+3.3%
Asia and Oceania	863,600	831,087	+3.9%
Total	3,850,000	3,731,380	+3.2%
			(P)=Projection

- S2 -

Canon Inc.

3. SEGMENT INFORMATION BY BUSINESS UNIT (2013)	(Millions of yen)

	2013		2012		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Office
External customers	521,283	1,993,898	454,691	1,751,960	+14.6%	+13.8%
Intersegment	687	6,175	1,632	5,615	-57.9%	+10.0%
Total sales	521,970	2,000,073	456,323	1,757,575	+14.4%	+13.8%
Operating profit	63,551	266,908	51,272	203,578	+23.9%	+31.1%
% of sales	12.2%	13.3%	11.2%	11.6%	-	-
Imaging System
External customers	416,003	1,448,186	410,292	1,404,394	+1.4%	+3.1%
Intersegment	178	752	383	1,577	-53.5%	-52.3%
Total sales	416,181	1,448,938	410,675	1,405,971	+1.3%	+3.1%
Operating profit	62,096	203,794	54,963	210,318	+13.0%	-3.1%
% of sales	14.9%	14.1%	13.4%	15.0%	-	-
Industry and Others
External customers	97,412	289,296	86,411	323,434	+12.7%	-10.6%
Intersegment	21,369	85,574	20,357	84,406	+5.0%	+1.4%
Total sales	118,781	374,870	106,768	407,840	+11.3%	-8.1%
Operating profit	(3,827)	(25,331)	(9,450)	5,910	-	-
% of sales	-3.2%	-6.8%	-8.9%	1.4%	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-
Intersegment	(22,234)	(92,501)	(22,372)	(91,598)	-	-
Total sales	(22,234)	(92,501)	(22,372)	(91,598)	-	-
Operating profit	(28,280)	(108,094)	(19,081)	(95,950)	-	-
Consolidated
External customers	1,034,698	3,731,380	951,394	3,479,788	+8.8%	+7.2%
Intersegment	-	-	-	-	-	-
Total sales	1,034,698	3,731,380	951,394	3,479,788	+8.8%	+7.2%
Operating profit	93,540	337,277	77,704	323,856	+20.4%	+4.1%
% of sales	9.0%	9.0%	8.2%	9.3%	-	-

4. OTHER INCOME / DEDUCTIONS (2013)					(Millions of yen)
	2013		2012		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year
Interest and dividend, net	2,147	6,029	1,194	5,770	+953	+259
Forex gain ( loss)	4,091	(1,992)	10,477	9,130	(6,386)	(11,122)
Equity earnings ( loss) of affiliated companies	(308)	(664)	(64)	610	(244)	(1,274)
Other, net	955	6,954	(203)	3,191	+1,158	+3,763
Total	6,885	10,327	11,404	18,701	(4,519)	(8,374)

- S3 -

Canon Inc.

5. SEGMENT INFORMATION BY BUSINESS UNIT (2014/Projection)	(Millions of yen	)

	2014 (P)	2013	Change year over year
	Year	Year	Year
Office
External customers	2,111,800	1,993,898	+5.9%
Intersegment	3,100	6,175	-49.8%
Total sales	2,114,900	2,000,073	+5.7%
Operating profit	286,100	266,908	+7.2%
% of sales	13.5%	13.3%	-
Imaging System
External customers	1,386,500	1,448,186	-4.3%
Intersegment	1,600	752	+112.8%
Total sales	1,388,100	1,448,938	-4.2%
Operating profit	196,000	203,794	-3.8%
% of sales	14.1%	14.1%	-
Industry and Others
External customers	351,700	289,296	+21.6%
Intersegment	92,800	85,574	+8.4%
Total sales	444,500	374,870	+18.6%
Operating profit	(17,500)	(25,331)	-
% of sales	-3.9%	-6.8%	-
Corporate and Eliminations
External customers	-	-	-
Intersegment	(97,500)	(92,501)	-
Total sales	(97,500)	(92,501)	-
Operating profit	(104,600)	(108,094)	-
Consolidated
External customers	3,850,000	3,731,380	+3.2%
Intersegment	-	-	-
Total sales	3,850,000	3,731,380	+3.2%
Operating profit	360,000	337,277	+6.7%
% of sales	9.4%	9.0%	-
			(P)=Projection

6. OTHER INCOME / DEDUCTIONS (2014/Projection)			(Millions of yen)
	2014 (P)	2013	Change year over year
	Year	Year	Year
Interest and dividend, net	4,000	6,029	(2,029)
Forex gain (loss)	(2,300)	(1,992)	(308)
Equity earnings (loss) of affiliated companies	1,100	(664)	+1,764
Other, net	(2,800)	6,954	(9,754)
Total	0	10,327	(10,327)
			(P)=Projection

- S4 -

Canon Inc.

7. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT
	2014 (P)	2013		2012
	Year	4th quarter	Year	4th quarter	Year
Office
Monochrome copiers	16%	16%	16%	16%	16%
Color copiers	20%	20%	19%	20%	19%
Printers	41%	39%	42%	43%	44%
Others	23%	25%	23%	21%	21%
Imaging System
Cameras	64%	65%	67%	68%	70%
Inkjet printers	28%	27%	25%	25%	22%
Others	8%	8%	8%	7%	8%
Industry and Others
Lithography equipment	24%	30%	17%	8%	15%
Others	76%	70%	83%	92%	85%
					(P)=Projection

8. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2014 (P)	2013
	Year	4th quarter	Year
Office
Japan	-	+3.7%	-0.2%
Overseas	-	-6.4%	-4.8%
Total	+3.5%	-4.5%	-3.8%
Imaging System
Japan	-	+2.3%	+1.2%
Overseas	-	-19.5%	-16.5%
Total	-6.1%	-15.6%	-13.8%
Industry and Others
Japan	-	+28.3%	-4.6%
Overseas	-	-4.8%	-23.1%
Total	+18.1%	+6.5%	-11.8%
Total
Japan	+7.2%	+6.9%	-0.6%
Overseas	-0.2%	-12.1%	-11.1%
Americas	-2.2%	-13.0%	-8.1%
Europe	-0.2%	-14.2%	-11.8%
Asia and Oceania	+2.4%	-7.9%	-13.6%
Total	+1.2%	-8.1%	-8.9%
			(P)=Projection

- S5 -

Canon Inc.

9. PROFITABILITY

	2014 (P)	2013	2012
	Year	Year	Year
ROE *1	8.2%	8.4%	8.7%
ROA *2	5.6%	5.6%	5.7%
			(P)=Projection

*1 Return on Equity; Based on Net Income attributable to Canon Inc. and Total Canon Inc. Stockholders’ Equity

*2 Return on Assets; Based on Net Income attributable to Canon Inc.

10. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates					(Yen)
	2014 (P)	2013		2012
	Year	4th quarter	Year	4th quarter	Year
Yen/US$	100.00	100.50	97.84	81.26	79.96
Yen/Euro	135.00	136.69	130.01	105.31	102.80
					(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)			(Billions of yen)
	2014 (P)	2013
	Year	4th quarter	Year
US$	+18.7	+69.6	+257.0
Euro	+31.9	+62.4	+193.6
Other currencies	+4.8	+14.9	+63.4
Total	+55.4	+146.9	+514.0
			(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2014 (P)
	Year
On sales
US$	16.8
Euro	7.0
On operating profit
US$	6.4
Euro	3.4
	(P)=Projection

11. STATEMENTS OF CASH FLOWS					(Millions of yen)
	2014 (P)	2013		2012
	Year	4th quarter	Year	4th quarter	Year
Net cash provided by operating activities	515,000	164,316	507,642	118,262	384,077
Net cash used in investing activities	(300,000)	(42,603)	(250,212)	(57,707)	(212,740)
Free cash flow	215,000	121,713	257,430	60,555	171,337
Net cash used in financing activities	(150,800)	(10,114)	(222,181)	(6,629)	(319,739)
Effect of exchange rate changes on cash and cash equivalents	(28,100)	36,789	86,982	45,142	41,853
Net change in cash and cash equivalents	36,100	148,388	122,231	99,068	(106,549)
Cash and cash equivalents at end of period	825,000	788,909	788,909	666,678	666,678
					(P)=Projection

- S6 -

Canon Inc.

12. R&D EXPENDITURE			(Millions of yen)
	2014 (P)	2013	2012
	Year	Year	Year
Office	-	105,246	99,484
Imaging System	-	84,377	83,948
Industry and Others	-	25,701	25,635
Corporate and Eliminations	-	91,000	87,397
Total	310,000	306,324	296,464
% of sales	8.1%	8.2%	8.5%
			(P)=Projection

13. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION			(Millions of yen)
	2014 (P)	2013	2012
	Year	Year	Year
Increase in PP&E
Office	-	51,457	54,932
Imaging System	-	41,853	55,623
Industry and Others	-	25,662	42,288
Corporate and Eliminations	-	69,854	117,614
Total	210,000	188,826	270,457
Depreciation and amortization
Office	-	88,344	77,660
Imaging System	-	56,564	53,664
Industry and Others	-	37,072	34,264
Corporate and Eliminations	-	93,193	92,545
Total	270,000	275,173	258,133
			(P)=Projection

14. INVENTORIES
(1) Inventories			(Millions of yen)
	2013	2012	Difference
	Dec.31	Dec.31
Office	227,413	201,661	+25,752
Imaging System	221,368	245,973	(24,605)
Industry and Others	104,992	103,989	+1,003
Total	553,773	551,623	+2,150

(2) Inventories/Sales*			(Days)
	2013	2012	Difference
	Dec.31	Dec.31
Office	41	43	(2)
Imaging System	53	61	(8)
Industry and Others	115	124	(9)
Total	52	57	(5)
*Index based on the previous six months sales.

15. DEBT RATIO
	2013	2012	Difference
	Dec.31	Dec.31
Total debt / Total assets	0.1%	0.1%	0.0%

16. OVERSEAS PRODUCTION RATIO
	2013	2012
	Year	Year
Overseas production ratio	57%	52%

17. NUMBER OF EMPLOYEES
	2013	2012	Difference
	Dec.31	Dec.31
Japan	69,825	70,234	(409)
Overseas	124,326	126,734	(2,408)
Total	194,151	196,968	(2,817)

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